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EXHIBIT (a)(1)(xi)

E-mail
To:	Participating Weider Nutrition International Employees
From:	Tom Elitharp
Date:	April 11, 2002

Dear Weider Nutrition International Employees:

        The new stock options have been granted under the Company's Stock Option Exchange Program. If you participated in the stock option exchange program, you will be receiving a new option agreement issued under the 1997 Equity Participation Plan setting forth the number of options granted and the terms and conditions of your new options. You can accept the new option grant by promptly signing and returning the new option agreement to Tom Elitharp, Executive Vice President—Operations and Support Services for Weider Nutrition International.

        If you have any questions, please reply to this note at optioninfo@weider.com.

        Thank you.

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  EXHIBIT (a)(1)(xi)